                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  October 11, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: October 11, 2002

     This release contains forward-looking  statements relating to the prospects of the  business,  estimates for  operating  and  financial  results,  and those
related  to  growth   prospects  of Net Serviços de Comunicação are  merely
projections  and, as such,  are based  exclusively  on the  expectations  of Net
Serviços de Comunicação management concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.